Exhibit 12.1

Pathmark Stores, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	53 Weeks Ended February 3, 2007	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003
Earnings (loss) before income taxes and
cumulative effect of an accounting change	$(28.9)	$(65.7)	$(317.9)	$28.3	$26.9

Fixed charges:
Interest expense	61.7	64.6	64.8	68.1	63.5
Amortization of deferred financing costs	1.5	1.8	1.7	2.2	1.8
Write off of deferred financing costs	—	—	1.7	2.6	—
Interest portion of rental expense	15.8	15.1	14.3	13.4	13.4

Total fixed charges	79.0	81.5	82.5	86.3	78.7

Earnings (loss), as adjusted	$50.1	$15.8	$(235.4)	$114.6	$105.6

Ratio of earnings to fixed charges	0.63x	0.19x	—	1.33x	1.34x

Deficiency in earnings available to cover fixed charges	$—	$—	$(317.9)	$—	$—